1000 Six PPG Place

Pittsburgh, PA 15222-5479

August 13, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549-7010

Attn: Terence O’Brien

RE:	Allegheny Technologies Incorporated
Form 10-K for the year ended December 31, 2012
Filed February 28, 2013
File No. 1-12001

Dear Mr. O’Brien:

This letter sets forth our response to the letter dated August 1, 2013 from the Staff of the Securities and Exchange Commission with respect to the Form 10-K for the year ended December 31, 2012 (the “Comment Letter”) of Allegheny Technologies Incorporated (the “Company”).

Set forth below is the Company’s response to the comment set forth in the Comment Letter. For your convenience, the comment is reproduced in bold text below and is followed by the Company’s response.

Form 10-K for the year ended December 31, 2012

Management’s Discussion and Analysis, page 16

COMMENT NO. 1:

We have read your response to comment 2 in our letter dated July 8, 2013. Please provide the clarifying information included within the first paragraph of your response in future filings as applicable. We also remind you of the MD&A requirement to fully disclose material uncertainties. If the operating results of any of your businesses have been, or are expected to be, adversely impacted by known events, trends or circumstances then that fact would presumably create an uncertainty over the recoverability of the underlying assets. An example of one such uncertainty appears to have been represented by your active involvement in extended discussions, occurring prior to the impairment charge, concerning possible ventures or long-term supply agreements that were targeted at “new end markets.” The disclosure requirements include a clear explanation of the adverse events, trends and circumstances and a quantification of the carrying values of the assets that could become impaired by these adverse events, trends and circumstances. In this regard, we note the outlook provided in your second quarter 2013 earnings release. Please note the guidance in Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for your future filings.

Mr. Terence O’Brien

United States Securities and Exchange Commission

August 13, 2013

RESPONSE:

We acknowledge the Staff’s comment and will provide disclosure in future filings within MD&A of any adverse events, trends and circumstances that could result in a material asset impairment in accordance with Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification.

* * *

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned, Patrick J. DeCourcy at (412) 395-3057 with any questions or comments.

Very truly yours,

/s/ Patrick J. DeCourcy

Patrick J. DeCourcy

Interim Chief Financial Officer

cc: Elliot S. Davis